

October 20, 2009

Mr. John S. Lin
Chief Operating Officer, A-Power Energy Generation Systems, LTD
No 44 Jigxing North Street
Tiexi District
Shenyang, Liaoning, China 110021

Re: A-Power Energy Generation Systems, LTD.
Form 20-F for the year ended December 31, 2008
File No. 1-33820

Dear Mr. Lin:

        We have reviewed your response to our letter dated September 10, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4. Information On The Company

The Business Combination, page 18

1. We note your response to our prior comment two. It appears that the transfer of shares from Mr. Lu to Mr. Lin constitutes compensation to Mr. Lin regardless of the fact that it results from a private arrangement. Please provide us with a materiality analysis of the value of the shares transferred to Mr. Lin if they were accounted for under SFAS 123R and also provide a comprehensive discussion explaining why you believe this share transfer should be not accounted for as compensation as contemplated by SAB Topic 5T and paragraph 11 of SFAS 123R.

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 39

2. We note your proposed revised disclosure in response to comments 4 and 6 in our letter dated September 10, 2009. However, it appears that the proposed revised disclosure makes changes to the Risk Factors section rather than the Operating and Financial Review and Prospects section as previously requested. Refer to Items 5.A.4 and 5.B.1(b), respectively, of Form 20-F. Please either include this information in the Operating and Financial Review and Prospects section or provide cross-references to the relevant disclosure in the Risk Factors section.

3. We have reviewed your response to our prior comment three and the additional disclosures you intend to provide. Please expand these intended disclosures to discuss and quantify how your increase in contracts impacted your cost of revenues and gross margin. In addition, please note that our previous reference to your revenue contracts was only one example of a way you could improve your discussion of changes in your operating results. We encourage you to revise future filings to find additional ways to present a more specific and comprehensive discussion of the factors that impacted your results.

Controls and Procedures, page 73

4. We note your response to comment 7 in our letter dated September 10, 2009. As previously requested, please explain to us the status of the material weaknesses. Additionally, please tell us whether or not the Company has remediated the material weaknesses and, if not, when the Company expects to do so. Please include this disclosure in your Form 20-F/A.

Notes to the Consolidated Financial Statements

16. Stockholders' Equity – Common Stock, page F-22

5. We have reviewed your response to our prior comment nine. Please provide us with a more specific and comprehensive discussion regarding how you considered whether the substance of the arrangement in which Mr. Lu may receive the earn-out shares represents compensation expense. We note that the transaction between A-Power and Head Dragon is a reverse acquisition and not a business combination. Given that Mr. Lu is an employee of the Company and he earns the shares based on net operating profit, which is a performance measure, it appears that the value of the earn-out shares issued to Mr. Lu may need to be expensed.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, Jessica Kane, Attorney, at (202) 551-3235, Jay Ingram, Legal Branch Chief, at (202) 551-3397 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief